Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return NotesSM

Linked to an International Equity Index Basket

due July 2009

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•

The Notes are designed for investors who believe that an International Equity Index Basket (the “Basket”), comprised of the Bovespa Index, the Russian Depositary Index and the Hang Seng China Enterprises Index, will appreciate from starting value of the Basket on the pricing date to the ending value of the Basket on the valuation dates shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that may be less than the principal amount of their Notes and that will not exceed the limit described in the attached Offering Document.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on these Notes and therefore an investor will not receive a minimum fixed amount on the Notes at maturity and the return on the Notes is capped.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .
•	The settlement date for the Notes is expected to be May , 2008.

Payment on the maturity date:

•	The amount an investor receives on the maturity date will be based upon the direction of and percentage change from the starting value to the ending value of the Basket. If the level of the Basket:

•

has increased, on the maturity date an investor will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the Basket, up to a maximum total payment which will be between $12.50 and $12.90 per unit, as described in the attached offering document.

•

has decreased or is unchanged, on the maturity date an investor will receive a payment per unit based upon any percentage decrease and, as a result, an investor may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

•	The actual maximum payment on the Notes will be determined on the pricing date and set forth in the final term sheet made available in connection with sales of the Notes.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules in Austria, Bermuda, Brunei, Canada, Chile, Finland, France, Germany, Hong Kong, Hungary, Iceland, Ireland, Israel, Italy, Japan, Luxembourg, Malaysia, the Netherlands, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan and the United Kingdom. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-5 of the Term Sheet, pages PS-4 to PS-9 of the Product Supplement ARN-4 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 2.00% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is April 15, 2008.

This Notice supplements the Preliminary Term Sheet, dated April 15, 2008, the Product Supplement ARN-4, dated November 27, 2007, and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.